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                                                                    EXHIBIT 23.1

                         INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Dobson Communications Corporation:


We consent to the incorporation by reference in the registration statements (Nos. 333-33656, 333-95857, and 333-100152) on Form S-8 of Dobson Communications Corporation of our report dated March 6, 2003, with respect to the consolidated balance sheets of Dobson Communications Corporation as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year then ended, and all related financial statement schedules, which report appears in the December 31, 2002, annual report on Form 10-K of Dobson Communications Corporation.

Our report dated March 6, 2003, except as to note 7 which is as of March 31, 2003, contains an explanatory paragraph that states that the principal stockholder of the Company may be unable to satisfy or extend loans that are secured by the Company's common stock and if the lender elects to foreclose upon the collateral, the Company could experience a change in control under the indentures governing its outstanding notes, which would require the Company to offer to purchase all of its outstanding notes at 101% of the principal amount plus accrued and unpaid interest. These factors raise substantial doubt about its ability to continue operating as a going concern. The consolidated financial statements and financial statement schedules do not include any adjustments that might result from the outcome of that uncertainty.

Our report also refers to a change in accounting for identifiable intangible assets with indefinite lives.

                                                       KPMG LLP

Oklahoma City, Oklahoma
March 31, 2003